24/7 KID DOC, INC.

8269 Burgos Ct.

Orlando, FL 32836

Securities and Exchange Commission

Washington, DC 20549

Re:24/7 Kid Doc, Inc.

Amendment No. 2 to Form 10-12G

Filed May 10, 2019

Form 8-K filed May 13, 2019

Form 10-Q filed May 14, 2019

File No. 000-27251

To whom it may concern:

Please find our responses to the comments made on May 29, 2019.

Form 8-K filed May 13, 2019

General

1. We note your disclosure that, on May 10, 2019, you entered into a binding letter of intent with Hunan Liyuan Health Development Co., Ltd., pursuant to which you have agreed to enter into a cooperation and investment agreement.  Please tell us why you reported the execution of the letter of intent under Item 8.01 rather than Item 1.01 of Form 8-K.  In this regard, we note that the agreement appears to provide for obligations and rights material to and enforceable by you against Hunan Liyuan.  If you determine that the LOI is a material definitive agreement as defined by Item 1.01 of Form 8-K, please amend your Form 8-K to file the agreement as an exhibit.

The Form 8-K filed on May 13, 2019, was reported under Item 8.01 rather than under Item 1.01 because the company has not yet entered into a material definitive agreement.  They have entered into a letter of intent with the intention of entering into a cooperation and investment agreement in the future.  The letter of intent details the expected terms of the agreement, but there are still many unknown factors and conditions that must be determined and achieved before a material definitive agreement can be entered into.

Once the full material definitive agreement has been entered into, a new Form 8-K disclosing the agreement under Item 1.01 will be filed.

2. Based on your description of the cooperation and investment agreement, it appears that you will issue shares of your convertible preferred stock in exchange for equity ownership of Hunan Liyuan.  Please tell us how many shares of your convertible preferred stock you will issue to Hunan Liyuan.  Also, tell us the number of shares of your common stock into which this preferred stock will convert.  Finally, please tell us whether this transaction is expected to give Hunan Liyuan majority ownership of your company or whether it is expected to give you majority ownership of Hunan Liyuan.

As described above in response 1, no material definitive agreement has been entered into.  At this time, the number of convertible preferred shares that will be issued and the terms of the preferred shares have not been finalized.

Once the full material definitive agreement has been entered into, a new Form 8-K disclosing the agreement under Item 1.01 will be filed that appropriately includes this information.

Form 10-Q for the Quarter Ended March 31, 2019, filed May 14, 2019

Part I - Financial Information

Item 1. Financial Statements

Statement of Stockholders' Equity (Deficit), page 5

3. Please revise your Form 10-Q to comply with Rule 8-03(a)(5) of Regulation S-X.  In doing so, you should provide a statement of stockholders' equity (deficit) for each of the current and prior year comparative year-to-date periods.

The Form 10-Q has been revised to comply with Rule 8-03(a)(5) of Regulation S-X, and the statement of stockholders’ equity (deficit) has been revised to include each of the current and prior year comparative year to date periods.

Item 4. Controls and Procedures, page 10

4. Please revise to provide all of the disclosures required by Item 307 of Regulation S-K. Specifically, you should not only disclose that your principal executive and financial officers conducted an evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report, you should also clearly disclose their conclusion as to whether your disclosure controls and procedures were effective or ineffective as of that date.  Please note that this disclosure requirement is separate and distinct from the disclosure requirement of Item 308(c) of Regulation S-K.

The Form 10-Q has been revised to disclose that the principal executive and financial officers conducted an evaluation of the effectiveness of the disclosure controls for the three months ended March 31, 2019 and to disclose that they concluded that the controls were ineffective due to having no director who qualified as an audit committee financial expert, due to a lack of written control procedures, and due to a lack of staff necessary to segregate duties.

5. Our comment letter dated April 23, 2019 regarding your Form 10 noted certain required disclosures that were missing from your financial statements, and you amended your Form 10 in response to our comments to add those disclosures.  Our comments above regarding the disclosures required by Rule 8-03 of Regulation S-X and Item 307 of Regulation S-K identify certain required disclosures that are missing from this Form 10-Q.  Additionally, the description of the material weakness you identified indicates the material weakness relates in part to understanding the disclosure requirements for certain non-routine transactions.  We assume from these factors that your disclosure controls and procedures were not effective as of March 31, 2019.  However, if you believe that your disclosure controls and procedures were effective as of March 31, 2019, please explain to us in detail how you reached this conclusion in light of the fact that your filings have not contained all required disclosures.

The Form 10-Q has been revised to indicate that management discovered a material weakness pursuant to Rule 8-03 of Regulation S-X and Item 307 of Regulation S-K.

6. We note you disclose the existence of a material weakness as of March 31, 2019.  Please disclose whether your management or your auditor identified the material weakness along with the date or quarterly period when the material weakness was discovered, and what steps you have taken or plan to take to mitigate the material weakness.

The disclosure has been revised to indicate that the management identified material weaknesses during the three months ended March 31, 2019 and that they will take steps to rectify these weaknesses once the company has sufficient revenues to hire sufficient personnel.

The Company and its management acknowledges that it is responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

/s/Tim Shannon

24/7 Kid Doc, Inc.

June 6, 2019